          Proskauer Rose LLP   1585 Broadway   New York, NY 10036-8299

September 14, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Maryse Mills-Apenteng, Special Counsel

Re:        TSR, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed: September 1, 2010
File No.: 000-08656

Dear Ms. Mills-Apenteng:

On behalf of our client, TSR Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 8, 2010, 2010 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on September 8, 2010 (File No. 000-08656) (the “Preliminary Proxy Statement”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated prior to the Company’s response.

General

1.	Please advise why you have not discussed your board leadership structure as required by Item 407(h) of Regulation S-K.

The discussion was inadvertently omitted and has been included on page 7.

Proposal 2 Amendment to Articles of Incorporation to Effect a Reverse Stock Split of Common Stock, page 9

2.
Please disclose, in tabular format, the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance and authorized but unissued and the number of shares in those same categories after completion of the reverse stock split.

September 14, 2010

The disclosure has been added on page 13.

3.
It is unclear whether you intend to decrease your authorized shares in connection with your reverse-split.  Please revise your filing to disclose your intentions in this regard.  If you do not decrease your authorized shares in connection with your reverse-split, the reverse-split will have the effect of creating newly available authorized shares of common stock.  To the extent this is true, please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings.  If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions.  If you have no such plans, please include a clear statement to the effect that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

The Company has determined to decreased the authorized shares. The disclosure on page 12 has been revised to address this decrease.

4.
In the event you do not decrease your authorized shares in connection with your reverse-split, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

Since the Company has determined to decrease the authorized shares, no additional disclosure is required in response to this comment.

The written statement from the Company  requested in the Comment Letter is being provided.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3025.

Yours truly,

/s/Steven A. Fishman
Steven A. Fishman

cc:  Michael F. Johnson